UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January 2024

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Equity Financing

On January 1, 2024, Bruush Oral Care Inc. (the “Company”) closed a private placement transaction (the “Private Placement”) pursuant to a Securities Purchase Agreement (the “Equity Financing SPA”) and a Registration Rights Agreement (the “Equity Financing Registration Rights Agreement”) with Generating Alpha Ltd. (the “Purchaser”) for aggregate gross proceeds of $500,000.

In connection with the Private Placement, the Company issued a pre-funded common share purchase warrant (the “Pre-Funded Warrant”) exercisable for 16,500,000 common shares (the “Common Shares”) of the Company (the “Warrant Shares”) at an exercise price of $0.001, subject to adjustment pursuant to the terms of thew Pre-Funded Warrant.

Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission registering the Warrant Shares under the Securities Act of 1933, as amended within 45 days following the closing date of the Private Placement.

The Company issued and sold the Pre-Funded Warrant and shares of common stock issuable upon exercise of the Pre-Funded Warrant in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and Rule 506 thereunder.

The descriptions of the Equity Financing SPA, Equity Financing Registration Rights Agreement, and Pre-Funded Warrant set forth above are qualified in their entirety by reference to the full text of those documents, the forms of which are attached hereto as Exhibits 10.1, 10.2, and 10.3, respectively.

Convertible Note Financing

On the same day, the Company entered into another Securities Purchase Agreement (the “Convertible Note Financing SPA”) with the Purchaser, pursuant to which the Company has agreed to sell a convertible promissory note of the Company (the “Note”), in an aggregate principal amount of up to $6,000,000. The Purchaser funded $1,500,000 of the Note on January 5, 2024. In connection with the purchase and sale of the Note, the Company issued to the Purchaser a warrant (the “Warrant”) exercisable for 5.5 years from the date of issuance to acquire a total of up to 11,111,111 Common Shares.

EF Hutton LLC acted as placement agent for the financing.

Note Terms

The Note in the aggregate principal amount of up to $6,000,000 has a one (1) year maturity with an interest at the greater of (i) twelve (12) percent and (ii) WSJ Prime Rate plus 3.5% per annum.

The Note is convertible at the option of the Purchaser into Common Shares at a price equal to the lesser of (i) $0.1625 per share or (ii) 80% of the lowest Volume Weighted Average Price per share during the previous ten (10) Trading Day period ending on the Trading Day prior to the Conversion Date (the “Conversion Price”).

The Conversion Price is subject to full ratchet anti-dilution protections in the event that the Company issues any Common Shares at a per share price lower than the Conversion Price (each a “Dilutive Price”) then in effect, provided, however, that Holder shall have the sole discretion in deciding whether to utilize such Dilutive Price instead of the Conversion Price otherwise in effect at the time of the respective conversion.

In the event of an Event of Default (as described in the Notes), the Note holder is entitled to an additional twenty percent (20%) discount for that conversion and all future conversions, for each occurrence, cumulative or otherwise, to be factored into the Conversion Price until the Note is no longer outstanding, and an additional $15,000 of principal will be added to the Note.

Warrant Terms

The original Warrant shall be a 5.5-year Warrant for 11,111,111 Common Shares and shall have an exercise price of $0.135 per Common Share.

Registration Rights

Pursuant to the Registration Rights Agreement (the “Convertible Note Financing Registration Rights Agreement”), the Company is required to file an initial registration statement with the SEC within thirty (30) days following January 1, 2024.

The foregoing description of the Convertible Note Financing SPA, Note, Warrant, and Convertible Note Financing Registration Rights Agreement are a summary only, does not purport to be complete, and is qualified in its entirety by reference to the full text of such documents, which or the forms of which are attached hereto as Exhibits 10.4, 10.5, 10.6, and 10.7, respectively, and incorporated herein by reference.

Exhibits No.	Description
10.1	Equity Financing Securities Purchase Agreement, dated January 1, 2024, by and between Bruush Oral Care Inc. and Generating Alpha Ltd.
10.2	Equity Financing Registration Rights Agreement, dated January 1, 2024, by and between Bruush Oral Care Inc. and Generating Alpha Ltd.
10.3	Pre-Funded Common Stock Purchase Warrant, dated January 1, 2024.
10.4	Convertible Note Financing Securities Purchase Agreement, dated January 1, 2024, by and between Bruush Oral Care Inc. and Generating Alpha Ltd.
10.5	Convertible Promissory Note, dated January 1, 2024
10.6	Common Stock Purchase Warrant, dated January 1, 2024
10.7	Convertible Note Financing Registration Rights Agreement, dated January 1, 2024, by and between Bruush Oral Care Inc. and Generating Alpha Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	January 5, 2024	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer